                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ____)*


                        SOUND SOURCE INTERACTIVE, INC.
                     ____________________________________
                               (Name of Issuer)

                                 Common Stock
                                par value $.001
                                ---------------
                        (Title of Class of Securities)

                                  83608K 107
                                  __________
                                (CUSIP Number)


     Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 Pages
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Eric H. Winston -- SSN ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [_]

                                                                        (b) [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    SOLE VOTING POWER
               5.
NUMBER OF           0 shares (See Item 4)

SHARES         -----------------------------------------------------------------

BENEFICIALLY   SHARED VOTING POWER
               6.
                    382,838 shares (See Item 4)
OWNED BY       -----------------------------------------------------------------

 EACH               SOLE DISPOSITIVE POWER
               7.
REPORTING           0 shares (See Item 4)

PERSON         -----------------------------------------------------------------

 WITH               SHARED DISPOSITIVE POWER
               8.
                    382,838 shares (See Item 4)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     382,838 shares
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                     [_]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     8.2%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN

--------------------------------------------------------------------------------

                               Page 2 of 6 Pages
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Item 1(a).  Name of Issuer:
            --------------

            Sound Source Interactive, Inc. (the "Company")


Item 1(b).  Address of Issuer's Principal Executive Offices:
            ------------------------------------------------

            26115 Mureau Road, Suite B
            Calabasas, CA  91302-3126

Item 2(a).  Name of Person Filing:
            ---------------------

            Eric H. Winston

Item 2(b).  Address of Principal Business Office:
            ------------------------------------

            5567 Springhill Court
            Westlake Village, CA  91362

Item 2(c).  Citizenship:
            -----------

            United States

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock, par value $.001 (the "Common Stock")

Item 2(e).  CUSIP Number:
            ------------

            83608K 107

Item 3.     Type of Person Filing:
            ---------------------

            IN

Item 4.     Ownership:
            ---------

        (a) Amount beneficially owned:  382,838 shares(1)

        (b) Percent of class:  8.2%(1)(2)

                               Page 3 of 6 Pages
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     (c)  Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote:  0 shares(3)

          (ii)   Shared power to vote or to direct the vote:  382,838(1)(4)

          (iii)  Sole power to dispose or to direct the disposition of:  0 shares(5)

          (iv)   Shared power to dispose or to direct the disposition of:
                 382,838 shares(1)(6)
_________________

     (1) Includes (a) 100,000 shares of Common Stock of which Eric H. Winston is the record owner, (b) 182,838 shares of Common Stock which Mr. Winston has the right to acquire from the Company pursuant to a presently exercisable option and (c) 100,000 shares of Common Stock which Mr. Winston has the right to acquire from Vincent J. Bitetti pursuant to a presently exercisable option.

     (2) Based on 4,515,099 shares of Common Stock outstanding as of January 31, 1998.

     (3) Mr. Winston's voting power with respect to all shares of Common Stock owned by him is shared, as described in Note (4) below.

     (4) Mr. Winston has entered into voting agreements with Vincent J. Bitetti, ASSI, Inc., The Boston Group, L.P. and Joseph Stevens & Co., L.P. Pursuant to these agreements, Messrs. Bitetti and Winston have agreed to vote all their Common Stock for three director nominees of ASSI, Inc., The Boston Group, L.P. and Joseph Stevens & Co., L.P. The Boston Group, L.P. has advised the Company that Joseph Stevens & Co., L.P. has assigned its right to nominate a Company director to The Boston Group, L.P. In addition, ASSI, Inc. has agreed to vote all of its shares of Common Stock for two directors nominated by Mr. Bitetti for as long as he holds at least 20 percent of the outstanding Common Stock, and for one director nominated by Mr. Bitetti for as long as he holds at least ten percent but less than 20 percent of the outstanding Common Stock. Messrs. Bitetti and Winston have granted irrevocable proxies to ASSI, Inc., and ASSI, Inc. has granted an irrevocable voting proxy to Mr. Bitetti, consistent with this voting agreement. The voting agreement with The Boston Group. L.P. and Joseph Stevens & Co., L.P. will terminate July 8, 2001. The voting agreement with ASSI, Inc. will terminate when Messrs. Bitetti and Winston together cease to own at least ten percent of the Common Stock.

     (5) Mr. Winston's dispositive power with respect to all shares of Common Stock owned by him is shared, as described in Note (6) below.

     (6) Vincent J. Bitteti holds a right of first refusal as to all shares of Common Stock that are owned or may be acquired by Mr. Winston pursuant to exercise of the options he holds as described in Note (1) above.

                               Page 4 of 6 Pages
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Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. [_]


Item 6.   Ownership of More Than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:
                                     ------------------------------

          Not applicable.

Item 8.   Identification and Classification of Member of the Group:
          --------------------------------------------------------


          Not applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not applicable.

Item 10.  Certification:
          -------------

          Not applicable.


                               Page 5 of 6 Pages
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Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 31, 1998    By: /s/ Eric H. Winston
                              ---------------------
                              Eric H. Winston


                               Page 6 of 6 Pages